EXHIBIT 99.1

Costamare Inc. Reports Results for the Second Quarter and Six-Months Ended June 30, 2019

MONACO, July 24, 2019 (GLOBE NEWSWIRE) -- Costamare Inc. (“Costamare” or the “Company”) (NYSE: CMRE) today reported unaudited financial results for the second quarter and six-months ended June 30, 2019.

  Adjusted Net Income available to common stockholders(1) of $26.2 million or $0.23 per share and $39.8 million or $0.35 per share for the three-months and the six-months ended June 30, 2019, respectively.

  Arranged financing agreements for an aggregate amount of $460 million with leading European and Asian financial institutions. More specifically:
  - Proactively refinanced $227 million of two syndicated loan facilities maturing in 2020 and extended them to 2025.
  - Refinanced $120 million of two sale and leaseback arrangements maturing in 2024 and extended them to 2027.
  - Refinanced $58 million of a sale and leaseback arrangement maturing in 2024 and extended it to 2026.
  - Arranged 100% financing for the installation of scrubbers on 5 vessels.

  Chartered in total 18 vessels over the quarter, benefiting from a rising market in the larger asset classes.

  Declared dividend of $0.10 per share on its common stock and dividends on all four classes of its preferred stock.

  Elected to pay part of the deferred price (agreed upon in November 2018) for the acquisition of the 60% equity interest of York Capital in five 2016 - built 14,000 TEU containerships with newly-issued shares of the Company’s common stock.

  Sold the 1999-built, 2,526 TEU capacity containership Elafonisos (co-owned with York Capital).

(1) Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are non-GAAP measures and should not be used in isolation or as substitutes for Costamare’s financial results presented in accordance with U.S. generally accepted accounting principles (“GAAP”). For the definition and reconciliation of these measures to the most directly comparable financial measure calculated and presented in accordance with GAAP, please refer to Exhibit I.

New Business Developments

A.        New financing agreements

  In June 2019, we signed a loan facility agreement with a leading European financial institution for an amount of up to $136 million, in order to refinance the existing indebtedness and finance the installation of scrubbers on the 2014-built 9,403 TEU capacity containerships MSC Ajaccio and MSC Amalfi.  The refinancing was completed in July 2019 and the original maturity was extended by approximately three years to 2027.

  In June 2019, we signed a loan facility agreement with a leading European financial institution for an amount of up to $68 million, in order to refinance the existing indebtedness and finance the installation of scrubbers on the 2014-built 9,403 TEU capacity containership MSC Azov.  The refinancing was completed in July 2019 and the original maturity was extended by approximately two and a half years to 2026.

  In June 2019, we signed a loan facility agreement with a leading European financial institution for an amount of up to $150 million, in order to refinance the existing indebtedness (maturing in 2020 with balloon payments of $117 million) of the 2013-built 8,827 TEU capacity containerships Value, Valence and Vantage. The refinancing was completed in July 2019 and the new facility will mature in 2025.

  In July 2019, we signed a loan facility agreement with a leading European financial institution for an amount of up to $94 million, in order to refinance the existing indebtedness (maturing in 2020 with balloon payments of $81.5 million) of the 2013-built 8,827 TEU capacity containerships Valor and Valiant. The refinancing is expected to be completed in July 2019 and the new facility will mature in 2025.

  In May 2019, we signed a supplemental agreement to an existing sale and leaseback arrangement with a leading Asian financial institution for an additional amount of up to $12 million in order to finance the installation of scrubbers on the 2013-built 8,827 TEU capacity containerships MSC Athens and MSC Athos. The original maturity date will be extended by approximately three years to 2026, upon scrubbers’ installation.

B.        New charter agreements

  The Company has chartered in total 18 vessels over the quarter. More specifically, the Company:
  - Agreed to extend the charter of the 2006-built, 9,469 TEU containership Cosco Guangzhou with Cosco for a period starting from July 18, 2019 and expiring at charterers’ option during the period from April 15, 2020 to June 15, 2020, at a daily rate of $28,900.
  - Agreed to extend the charter of the 2006-built, 9,469 TEU containership Cosco Ningbo with Cosco for a period starting from July 19, 2019 and expiring at charterers’ option during the period from April 15, 2020 to June 15, 2020, at a daily rate of $28,900.
  - Agreed to extend the charter of the 2006-built, 9,469 TEU containership Cosco Beijing with Cosco for a period starting from August 9, 2019 and expiring at charterers’ option during the period from May 15, 2020 to July 15, 2020, at a daily rate of $28,900.
  - Agreed to extend the charter of the 2006-built, 9,469 TEU containership Cosco Yantian with Cosco for a period starting from August 27, 2019 and expiring at charterers’ option during the period from May 15, 2020 to July 15, 2020, at a daily rate of $28,900.
  - Agreed to extend the charter of the 2006-built, 9,469 TEU containership Cosco Hellas with Cosco for a period starting from September 7, 2019 and expiring at charterers’ option during the period from May 15, 2020 to July 15, 2020, at a daily rate of $28,900.
  - Agreed to charter the 2013-built, 8,827 TEU containerships, Valor, Value, Valiant, Valence and Vantage with Hapag Lloyd for 3 years at a daily rate of $34,500. The charters will commence between April 2020 and January 2021, upon redelivery of the containerships from their current charterer (Evergreen).
  - Agreed to extend the charter of the 1997-built, 7,403 TEU containership Maersk Kawasaki with Maersk for a period starting from June 1, 2019 and expiring at charterers’ option during the period from February 1, 2020 to March 30, 2020, at a daily rate of $17,050.
  - Agreed to extend the charter of the 1996-built, 7,403 TEU containership Kure with Cosco for a period of 9 to 11 months at charterers’ option, starting from July 27, 2019, at a daily rate of $21,500.
  - Exercised its option with ZIM to extend the charters of the 2002-built, 4,992 TEU sister containerships, ZIM Shanghai and ZIM New York for the period starting from October 2, 2019 to October 1, 2020, at a market rate plus $1,100 per day per vessel.
  - Agreed to extend the charter of the 2002-built, 4,132 TEU containership Ulsan with Maersk for a period starting from June 25, 2019 and expiring at charterers’ option during the period from September 1, 2019 to October 20, 2019, at a daily rate of $11,750.
  - Agreed to extend the charter of the 2004-built, 2,586 TEU containership Lakonia with Evergreen for a period of 3 to 5 months at charterers’ option, starting from June 16, 2019.
  - Agreed to extend the charter of the 2005-built, 2,556 TEU containership CMA CGM L’Etoile with CMA CGM for a period of 30 to 45 days at charterers’ option, starting from June 13, 2019 at a daily rate of $10,500. Subsequently, agreed to extend the charter for a period of 3 to 4 months at charterers’ option, starting from July 17, 2019 at a daily rate of $9,500.
  - Agreed to extend the charter of the 2001-built, 1,550 TEU containership Arkadia with Evergreen for a period of 7 to 9 months at charterers’ option, starting from July 28, 2019 at a daily rate of $9,450.

C.        Vessel disposals

  In May 2019, we sold the 1999-built, 2,526 TEU capacity containership Elafonisos (co-owned with York Capital).

D.        Dividend announcements

  On July 1, 2019, we declared a dividend for the quarter ended June 30, 2019, of $0.10 per share on our common stock, payable on August 7, 2019, to stockholders of record of common stock as of July 22, 2019.

  On July 1, 2019, we declared a dividend of $0.476563 per share on our Series B Preferred Stock, a dividend of $0.531250 per share on our Series C Preferred Stock, a dividend of $0.546875 per share on our Series D Preferred Stock and a dividend of $0.554688 per share on our Series E Preferred Stock, which were all paid on July 15, 2019 to holders of record as of July 12, 2019.

Mr. Gregory Zikos, Chief Financial Officer of Costamare Inc., commented:

“During the second quarter of the year the Company delivered profitable results. Net Income and Earnings per share more than doubled compared to the same period of last year.

Charter rates for the larger container ships continued to improve, boosted by service upgrades and a reduction in supply due to scrubber fittings.

We have chartered in total 18 vessels over the last months benefiting from a rising market in the larger asset classes.

On the financing side, we arranged financing agreements for an aggregate amount of $460 million, proactively extending maturities relating to ten vessels and arranging 100% financing for the scrubber installation on 5 ships.”

Financial Summary

	Six-month period ended June 30,		Three-month period ended June 30,
(Expressed in thousands of U.S. dollars, except share and per share data):	2018	2019	2018	2019

Voyage revenue	$183,331	$230,010	$90,577	$117,036
Accrued charter revenue (1)	$(3,567)	$191	$(1,003)	$2,040
Amortization of Time-charter assumed	-	$95	-	$48
Voyage revenue adjusted on a cash basis (2)	$179,764	$230,296	$89,574	$119,124

Adjusted Net Income available to common stockholders (3)	$23,835	$39,795	$10,469	$26,215
Weighted Average number of shares	109,340,800	113,540,975	109,873,071	114,040,870
Adjusted Earnings per share (3)	$0.22	$0.35	$0.10	$0.23

Net Income	$33,467	$27,136	$14,300	$28,790
Net Income available to common stockholders	$18,685	$11,589	$6,396	$20,886
Weighted Average number of shares	109,340,800	113,540,975	109,873,071	114,040,870
Earnings per share	$0.17	$0.10	$0.06	$0.18

(1) Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis. In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period and during the last years of such charter cash received will exceed revenue recognized on a straight-line basis.
(2) Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash “Accrued charter revenue” recorded under charters with escalating charter rates. However, Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles (“GAAP”). We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates. The increases or decreases in daily charter rates under our charter party agreements are described in the notes to the “Fleet List” below.
(3) Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are non-GAAP measures. Refer to the reconciliation of Net Income to Adjusted Net Income.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. The tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the three- and six-month periods ended June 30, 2019 and 2018. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, voyage revenue or net income as determined in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income available to common stockholders and (iii) Adjusted Earnings per Share.

Exhibit I
Reconciliation of Net Income to Adjusted Net Income available to common stockholders and Adjusted Earnings per Share

	Six-month period ended June 30,		Three-month period ended June 30,
(Expressed in thousands of U.S. dollars, except share and per share data)	2018	2019	2018	2019

Net Income	$33,467	$27,136	$14,300	$28,790
Earnings allocated to Preferred Stock	(14,782)	(15,547)	(7,904)	(7,904)
Net Income available to common stockholders	18,685	11,589	6,396	20,886
Accrued charter revenue	(3,567)	191	(1,003)	2,040
General and administrative expenses – non-cash component	2,127	1,545	1,193	767
Amortization of prepaid lease rentals, net	4,041	4,042	2,032	2,033
Amortization of Time charter assumed	-	95	-	48
Realized (Gain) / loss on Euro/USD forward contracts (1)	(153)	208	102	112
Vessels’ impairment loss	-	3,042	-	-
Loss on sale / disposals of vessels	861	18,420	861	-
Swaps’ breakage costs	1,234	-	-	-
Loss on sale / disposal of vessel by a jointly owned company with York included in equity gain on investments	-	38	-	38
Loss on asset held for sale by a jointly owned company with York included in equity gain on investments	668	-	668	-
(Gain) / loss on derivative instruments, excluding interest accrued and realized on non-hedging derivative instruments (1)	(61)	625	220	291
Adjusted Net Income available to common stockholders	$23,835	$39,795	$10,469	$26,215
Adjusted Earnings per Share	$0.22	$0.35	$0.10	$0.23
Weighted average number of shares	109,340,800	113,540,975	109,873,071	114,040,870

Adjusted Net Income available to common stockholders and Adjusted Earnings per Share represent Net Income after earnings allocated to preferred stock, but before non-cash “Accrued charter revenue” recorded under charters with escalating charter rates, realized (gain) / loss on Euro/USD forward contracts, vessels’ impairment loss, loss on sale / disposal of vessels, swaps’ breakage costs, loss on sale / disposal of vessel by a jointly owned company with York included in equity gain on investments, loss on asset held for sale by a jointly owned company with York included in equity gain on investments, non-cash general and administrative expenses and non-cash other items, amortization of prepaid lease rentals, net, amortization of Time charter assumed and non-cash changes in fair value of derivatives. “Accrued charter revenue” is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are not recognized measurements under U.S. GAAP. We believe that the presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share generally eliminates the effects of the accounting effects of capital expenditures and acquisitions, certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net Income available to common stockholders and Adjusted Earnings per Share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

(1) Items to consider for comparability include gains and charges. Gains positively impacting Net Income available to common stockholders are reflected as deductions to Adjusted Net Income available to common stockholders. Charges negatively impacting Net Income available to common stockholders are reflected as increases to Adjusted Net Income available to common stockholders.